UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

COMMISSION FILE NO. 001-12815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO BRIDGE & IRON SAVINGS PLAN

c/o Chicago Bridge & Iron Company
1501 North Division Street
Plainfield, Illinois 60544

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chicago Bridge & Iron Company, N.V.

Polarisavenue 31
2132 JH Hoofdorp
The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	4

Notes to Financial Statements	5-9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i— Schedule of Assets (Held at End of Year), as of December 31, 2004	10

SIGNATURE	11
Consent of Pannell Kerr Forster of Texas, P.C.
Consent of Deloitte & Touche L.L.P.

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Chicago Bridge & Iron Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pannell Kerr Forster of Texas, P.C.
Houston, Texas
June 21, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Chicago Bridge & Iron Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Chicago Bridge & Iron Savings Plan as of December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
June 25, 2004

CHICAGO BRIDGE & IRON SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

CASH AND CASH EQUIVALENTS	$984	$7,130

INVESTMENTS	301,808,979	271,044,572

EMPLOYER CONTRIBUTION RECEIVABLE	9,069,933	9,293,923

NET ASSETS AVAILABLE FOR BENEFITS	$310,879,896	$280,345,625

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest	$314,309
Dividends	6,120,036
Net appreciation in fair value of investments	24,923,263
Contributions:
Employer	13,680,934
Participant	13,440,207
Rollovers	1,134,089
Other	8,805

Total additions	59,621,643

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	21,193,974
Plan transfers out	7,879,448
Administrative expenses	13,950

Total deductions	29,087,372

NET INCREASE	30,534,271

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	280,345,625

End of year	$310,879,896

See notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan in which designated employees of Chicago Bridge & Iron Company and certain of its wholly owned subsidiaries (the “Company”) are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

T. Rowe Price Trust Company (the “Trustee”) serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc. (“RPS”).

Mergers into Plan—Effective January 1, 2002, the Morse Construction Group division of the Rock-Mo 401(k) Plan merged into this plan. Participant account balances of $629,122 were transferred to the Plan during 2002.

Effective October 3, 2002, the CB&I Shop Employees 401(k) Plan merged into this Plan. Participant account balances of $4,209,491 were transferred to the Plan during 2002.

Effective December 31, 2000, the Howe-Baker Engineers, Inc. Employees’ Profit-Sharing 401(k) Plan, Matrix Engineering, Inc. Savings Plan, A&B Builders, Inc. Savings Plan and Callidus Technologies 401(k) Savings Plan (“Merged Plans”), merged into this Plan.

Participant and Company Contributions—The Plan is a combination profit-sharing and 401(k) voluntary salary deferral plan. Except as noted below, the Company automatically contributes 5% of annual pay (including overtime and incentive compensation) and may contribute up to 12% depending on Company performance and IRS limits on compensation. The Company contribution is applicable for each eligible participant following the end of the Plan year for which the participant’s contribution is made. Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum of 75% of compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

The Company contributes a dollar-for-dollar match of the participants’ annual 401(k) contributions, up to the first 3% of the compensation that the participant elects to contribute.

For purposes of contributions, the following applies for participants covered by the merged plans:

•	For participants who formerly participated in the Howe-Baker Engineers, Inc. Employees’ Profit-Sharing 401(k) Plan, the Company makes matching contributions of 100% of the first 3% of compensation, and may make additional discretionary contributions as determined each year. A discretionary contribution of $1,755,107 was made for the Plan year ended December 31, 2004.

•	For participants who formerly participated in the Matrix Engineering, Inc. Savings Plan or the A&B Builders, Inc. Savings Plan, the Company makes matching contributions of 100% of the first 3% of compensation, and may make discretionary contributions as determined each year. A discretionary contribution of $962,405 was made for the Plan year ended December 31, 2004.

•	For participants who formerly participated in the Callidus Technologies 401(k) Savings Plan, the Company automatically contributes 3% of annual pay (including overtime and incentive compensation) and may contribute up to 6% depending on Company performance and IRS limits on compensation; makes matching contributions of 100% of the first 3% of compensation; and may make discretionary Company contributions as determined each year. No discretionary contribution was made to the plan during 2004 as all plan assets totaling $7,879,448 associated with Callidus were transferred out of the plan on July 1, 2004.

•	For participants who formerly participated in the CB&I Shop Employees 401(k) Plan, the Company made matching contributions of 100% up to $0.60 per hour for total hours worked for the Clive and Warren shops, with matching contributions ceasing for Warren employees on November 3, 2002. The Company made matching contributions of $0.70 per hour up to October 31, 2002 and $0.75 per hour beginning November 1, 2002 for total hours worked for Provo employees.

•	For participants employed by Morse Construction Group who formerly participated in the Rock-Mo 401(k) Plan, the Company makes matching contributions of 100% of the first 3% of compensation; and may make discretionary Company contributions as determined each year. No discretionary contribution was made for the Plan year ended December 31, 2004.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Company contributions, and allocation of investment earnings or losses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants direct the investment of their account balances into any or all of a number of investment options which include mutual funds investing in equities (including the Trade Link investment account investing in mutual funds beyond the Trustee’s family of funds), a company stock fund (which invests in the common stock of Chicago Bridge & Iron Company, N.V.), an income fund investing in bonds, a stable value fund, and a money market fund.

Vesting—Company matching contributions vest 100% after three years of service and the Company’s annual contributions vest 100% after five years of service with the Company. Participants who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions.

For participants formerly included in the CB&I Shop Employee 401(k) Plan, Company matching contributions prior to 2002 vest over a five-year cliff-vesting schedule. Company contributions made in 2002 and 2003 vest over a three-year cliff-vesting schedule. Contributions made subsequent to 2003 vest in accordance with the preceding paragraph.

Participant Loans—Participants may borrow up to 50% of their vested account balances, up to $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Loans are secured by the balance in the participant’s account, bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years, except for principal residence loans, which are repayable over a period not to exceed fifteen years. Any amount borrowed is deducted pro rata from the funds in which the participant account is invested. Repayments of principal and interest are credited to the funds in which the participant’s deferrals are invested.

Payment of Benefits—Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

Forfeitures—Forfeited accounts, representing the unvested portion of the Company’s contributions, were approximately $644,000 and $477,000 as of December 31, 2004 and 2003, respectively. These balances will be used to reduce future Company contributions. Amounts used in 2004 and 2003, respectively, to offset employer contributions totaled $521,737 and $377,413.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan were prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates and Risks and Uncertainties—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value as determined by quoted market prices, except for investments in the Stable Value Fund, which is stated at contract value (which includes accrued interest). Participant loans are valued at cost, which approximates fair value. The net appreciation (depreciation) in fair value of investment securities consists of the net changes in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) is determined using the fair values as of the beginning of the year or the purchase price if acquired since that time. Realized gains (losses) upon sale are calculated using a first-in, first-out basis.

The T. Rowe Price Stable Value Fund is a common and collective trust (“CCT”). The Plan owns shares in this CCT, which, in turn, holds shares in the underlying securities, which includes guaranteed investment contracts. The fund provides for benefit-responsive withdrawals at contract value. The average yield for the CCT was approximately 3.93% and 4.27% for the years ended December 31, 2004 and 2003, respectively. The crediting interest rate for the CCT was approximately 3.94% and 4.03% at December 31, 2004 and 2003, respectively.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Administrative Expenses—Trustee fees are paid by the Plan. Investment management fees, agent fees and brokerage commissions are paid by the Plan and are included as a reduction of the return earned on each fund. Other outside professional, administrative services are paid or provided by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid at December 31, 2004 and 2003.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003
T. Rowe Price Blue Chip Growth Fund	$47,933,660	$41,729,139
T. Rowe Price Equity Income Fund	41,703,525	34,994,791
T. Rowe Price Balanced Fund	38,953,796	38,906,883
T. Rowe Price Summit Cash Reserves Fund	27,077,996	27,358,708
T. Rowe Price Equity Index Trust Fund	25,452,853	23,411,360
T. Rowe Price New Horizons Fund	22,993,050	19,372,406
T. Rowe Price Stable Value Fund	22,859,604	23,263,563
T. Rowe Price Small Cap Value Fund	19,563,256	—
T. Rowe Price Spectrum Income Fund	17,787,649	15,929,405

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $24,923,263 as follows:

Mutual funds	$21,988,683

Common stock	2,934,580

Total	$24,923,263

4.	RELATED-PARTY TRANSACTIONS

All of the investment fund options are managed by T. Rowe Price Associates, Inc. (“Associates”) an affiliate of the Trustee, except for the CCT and T. Rowe Price Equity Index Trust Fund. The CCT and the Equity Index Trust Fund are managed by the Trustee.

At December 31, 2004 and 2003, the Plan held 261,922.3627 and 269,930.1412 units (or shares), of Chicago Bridge & Iron Company, N.V. (“CB&I N.V.”), the Plan’s sponsor, with a fair value of $10,476,894 and $7,800,981, respectively. During the year ended December 31, 2004, the Plan recorded dividend income from the CB&I N.V. stock of $43,368.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts regardless of the period of service.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated May 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
(Employer Identification Number 06-1477022, Plan Number 001)

		(c) Description of Investment
		(including maturity date,
	(b) Identity of Issuer, Borrower,	rate of interest, collateral, par		(e) Current
(a)	Lessor or Similar Party	or maturity value)	(d) Cost	Value
		Mutual funds:
*	T. Rowe Price	Blue Chip Growth Fund	**	$47,933,660
*	T. Rowe Price	Equity Income Fund	**	41,703,525
*	T. Rowe Price	Balanced Fund	**	38,953,796
*	T. Rowe Price	Summit Cash Reserves Fund	**	27,077,996
*	T. Rowe Price	Equity Index Trust Fund	**	25,452,853
*	T. Rowe Price	New Horizons Fund	**	22,993,050
*	T. Rowe Price	Stable Value Fund	**	22,859,604
*	T. Rowe Price	Small Cap Value Fund	**	19,563,256
*	T. Rowe Price	Spectrum Income Fund	**	17,787,649
*	T. Rowe Price	Spectrum Growth Fund	**	7,851,573
*	T. Rowe Price	Capital Appreciation Fund	**	1,437,861
	American	Europacific Growth Fund	**	11,631,313
*	T. Rowe Price	Trade Link Investments Account	**	323,272
*	Chicago Bridge & Iron Company N. V.	Common stock	**	10,476,894
*	Participant loans	Interest rates—5.00% to 10.5%, maturing 2005 to 2019	**	5,762,677

	TOTAL			$301,808,979

*	Represents a party-in-interest to the Plan.

**	Cost information is omitted with respect to participant directed accounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2005
CHICAGO BRIDGE & IRON SAVINGS PLAN

By: /s/ David P. Bordages

David P. Bordages
Vice-President, Human Resources
and Administration

Exhibit Index

Exhibit Number	Description
23.1	Consent of Pannell Kerr Forster of Texas, P.C.

23.2	Consent of Deloitte & Touche L.L.P.